LEVON RESOURCES LTD.

(An Exploration Stage Company)

Financial Statements

March 31, 2007 and 2006

(Canadian Dollars)

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

The financial statements of Levon Resources Ltd. are the responsibility of the Company’s management. The financial statements are prepared in accordance with accounting principles generally accepted in Canada and reflect management’s best current estimates.

Management has developed and maintains a system of internal control to ensure that the Company’s assets are protected from loss or improper use, transactions are authorized and properly recorded and financial records are reliable.

The Board of Directors carries out its responsibilities for these financial statements principally through its Audit Committee. The Audit Committee meets periodically with management and the auditors to review the financial statements and the results of audit examinations.

Smythe Ratcliffe LLP, Chartered Accountants, have audited the financial statements and their report outlines the scope of their examination and gives their opinion on the financial statements.

“Louis Wolfin”

.............................................

Louis Wolfin, Director

Vancouver, British Columbia

July 27, 2007

AUDITORS' REPORT

TO THE SHAREHOLDERS OF LEVON RESOURCES LTD.

We have audited the balance sheets of Levon Resources Ltd. as at March 31, 2007 and 2006 and the statements of operations and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Canada and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at March 31, 2007 and 2006 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles. Accounting principles generally accepted in Canada differ in certain significant respects from accounting principles generally accepted in the United States of America and are discussed in note 14 to these financial statements.

“Smythe Ratcliffe LLP” (signed)

Chartered Accountants

Vancouver, Canada

July 27, 2007

COMMENTS BY AUDITORS FOR US READERS

In the United States, reporting standards of the Public Company Accounting Oversight Board for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going-concern, such as described in note 1 to the financial statements. Our report to the shareholders dated July 27, 2007, is expressed in accordance with Canadian reporting standards, which do not permit a reference to such events and conditions in the auditors’ report when these are adequately disclosed in the financial statements.

“Smythe Ratcliffe LLP” (signed)

Chartered Accountants

Vancouver, Canada

July 27, 2007

LEVON RESOURCES LTD.

(An Exploration Stage Company)

Balance Sheets

March 31

(Canadian Dollars)

	2007	2006

ASSETS
Current
Cash	$ 628,599	$ 734,523
Accounts receivable and prepaid expenses	26,562	60,090
Investments (note 5)	29,473	39,452
Due from related party (note 11)	12,391	94,153

	697,025	928,218
Security Deposits (note 6)	34,117	45,912
Investment in and Expenditures on Resource Properties (note 7)	1,012,187	549,051
Office Equipment (note 9)	4,302	2,938

	$ 1,747,631	$ 1,526,119

LIABILITIES
Current
Accounts payable and accrued liabilities	$ 59,465	$ 77,202
Due to related parties (note 11)	103,964	238,286

	163,429	315,488

SHAREHOLDERS’ EQUITY
Capital Stock (note 10)	22,160,953	20,883,010
Subscription Receivable	-	(10,000)
Paid Share Subscriptions	-	805,253
Contributed Surplus (note 10(g))	319,015	191,315
Deficit	(20,895,766)	(20,658,947)

	1,584,202	1,210,631

	$ 1,747,631	$ 1,526,119

Nature of Operations and Basis of Presentation (note 1)

Commitment (note 14)

Approved on behalf of the Board:

“Louis Wolfin”

......................................................... Director

Louis Wolfin

“Ron Tremblay”

......................................................... Director

Ron Tremblay

See notes to financial statements.

LEVON RESOURCES LTD.

(An Exploration Stage Company)

Statements of Operations and Deficit

Years Ended March 31

(Canadian Dollars)

	2007	2006

Expenses
Consulting and management fees	$ 71,305	$ 60,000
Compliance listings and transfer agent fees	33,586	25,296
Corporate and administrative services	26,000	26,300
General exploration	14,577	-
Office occupancy and miscellaneous	44,246	79,021
Professional fees	42,915	45,448
Salaries and benefits	24,584	33,618
Shareholder relations and promotion	48,141	17,753
Stock-based compensation	96,000	191,315
Travel and automotive	27,176	4,715

Loss Before Other Items	(428,530)	(483,466)

Other Items
Recovery of mineral property costs	3,712	45,664
Interest income	14,071	11,466
Write-down of investments	(9,979)	-
Write-down of investment in and expenditures on resource properties	-	(3,656)

Loss Before Income Tax Recovery	(420,726)	(429,992)

Income tax recovery	183,907	-

Net Loss for Year	(236,819)	(429,992)

Deficit, Beginning of Year, as Previously Reported	(20,629,388)	(20,228,955)

Prior period adjustment (note 4)	(29,559)	-

As Restated, Beginning of Year	(20,658,947)	(20,228,955)

Deficit, End of Year	$ (20,895,766)	$ (20,658,947)

Loss Per Share	$(0.01)	$(0.02)

Weighted Average Number of Common Shares Outstanding	37,710,637	25,965,033

See notes to financial statements.

LEVON RESOURCES LTD.

(An Exploration Stage Company)

Statements of Operations and Deficit

Years Ended March 31

(Canadian Dollars)

	2007	2006

Operating Activities
Net loss	$ (236,819)	$ (429,992)
Items not involving cash
Amortization	805	786
Write-down of investments	9,979	-
Write-down of investment in and expenditures on resource properties	-	3,656
Stock-based compensation	131,300	191,315
Income tax recovery on flow-through share renunciations	(183,907)	-
Changes in non-cash working capital items
Accounts receivable and prepaid expenses	33,528	(47,642)
Accounts payable and accrued liabilities	(17,737)	(20,822)
Due to (from) related parties	(52,560)	78,148

Cash Used in Operating Activities	(315,411)	(224,551)

Investing Activities
Investment in and expenditures on resource properties	(463,136)	(102,598)
Purchase of equipment	(2,169)	(1,364)
Security deposits	11,795	6,048

Cash Used in Investing Activities	(453,510)	(97,914)

Financing Activities
Issue of capital stock for cash, net of issue costs	662,997	-
Share subscriptions received	-	805,253

Cash Provided by Financing Activities	662,997	805,253

Inflow (Outflow) of Cash	(105,924)	482,788

Cash, Beginning of Year	734,523	251,735

Cash, End of Year	$ 628,599	$ 734,523

Supplemental Cash Flow Information
Shares issued for debt settlement	$ -	$ 152,686
Interest paid	$ -	$ -

See notes to financial statements.

LEVON RESOURCES LTD.

(An Exploration Stage Company)

Notes to Financial Statements

Years Ended March 31, 2007 and 2006

(Canadian Dollars)

1.	NATURE OF OPERATIONS AND BASIS OF PRESENTATION

Levon Resources Ltd. (the “Company”) was incorporated under the laws of British Columbia on April 9, 1965. It is an exploration stage public company whose principal business activities are the exploration for and development of natural resource properties. There have been no significant revenues generated from these activities to date.

The Company is in the process of exploring and developing its resource properties and has not yet determined whether its properties contain ore reserves that are economically recoverable. The recoverability of amounts shown for mineral properties is dependent upon the discovery of economically recoverable ore reserves in its mineral properties, the ability of the Company to obtain the necessary financing to complete development, confirmation of the Company's interest in the underlying mineral claims and leases, and upon future profitable production or sufficient proceeds from the disposition of its mineral properties.

These financial statements have been prepared based on accounting principles applicable to a going-concern, which assumes that the Company will realize its assets and discharge its liabilities in the ordinary course of business. At March 31, 2007, the Company had working capital of $533,596, which may not be sufficient to achieve its planned business objectives. The ability of the Company to fund its commitments and ongoing operations is dependent upon the ability of the Company to obtain additional equity financing to complete the exploration and development of its mineral properties and, ultimately, the attainment of profitable operations. Failure to continue as a going-concern would require restatement of assets and liabilities on a liquidation basis, which would differ materially from the going-concern basis.

Certain comparative balances have been reclassified to conform to current year accounting policies and financial statement presentation.

2.	SIGNIFICANT ACCOUNTING POLICIES

(a)	Investments

Investments are recorded at the lower of their written down value and market on an individual investment basis.

(b)	Investment in and expenditures on resource properties

The Company capitalizes the cost of acquiring, maintaining its interest, exploring and developing mineral properties until such time as the properties are placed into production, abandoned, sold or considered to be impaired in value. Costs of producing properties will be amortized on a unit-of-production basis and costs of abandoned properties are written-off. Proceeds received on the sale of interests in mineral properties are credited to the carrying value of the mineral properties with any excess included in operations. Write-downs due to impairment in value are charged to operations.

The Company is in the process of exploring and developing its mineral properties and has not yet determined the amount of reserves available. Management reviews the carrying value of mineral properties on a periodic basis and will recognize impairment in value based upon current exploration results, the prospect of further work being carried out by the Company, the assessment of future probability of profitable revenues from the property or from the sale of the property. Amounts shown for properties represent costs incurred net of write-downs and recoveries, and are not intended to represent present or future values.

LEVON RESOURCES LTD.

(An Exploration Stage Company)

Notes to Financial Statements

Years Ended March 31, 2007 and 2006

(Canadian Dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

(c)	Amortization

Amortization is calculated on a declining-balance basis at the following annual rate:

Furniture and equipment	- 20%

(d)	Income taxes

Income taxes are calculated using the asset and liability method of tax accounting. Temporary differences arising from the difference between the tax basis of an asset or liability and its carrying amount on the balance sheet are used to calculate future income tax assets or liabilities. Future income tax assets or liabilities are calculated using tax rates anticipated to apply in the periods that the temporary differences are expected to reverse. A valuation allowance is provided to reduce the asset to the net amount management estimates to be reasonable to carry as a future income tax asset.

(e)	Loss per share

Loss per share computations are based on the weighted average number of common shares outstanding during the year. Diluted loss per share has not been presented separately as the outstanding stock options and warrants are anti-dilutive.

(f)	Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of estimates include the recoverability of mineral property interests, the assumptions used in the determination of the fair value of stock-based compensation and the determination of the valuation allowance for future income taxes. Although management believes its estimates are reasonable, actual results could differ from those estimates and would impact future results of operations and cash flows.

(g)	Stock-based compensation

The Company follows the recommendations of the Canadian Institute of Chartered Accountants’ (“CICA”) Handbook Section 3870, “Stock-Based Compensation and Other Stock-Based Payments”, for accounting for stock-based compensation expense whereby all stock-based payments to directors, employees and non-employees, including awards that are direct awards of stock, call for settlement in cash or other assets, or stock appreciation rights that call for settlement by the issuance of equity instruments, granted on or after January 1, 2004, are accounted for using the fair value based method, and are recorded as an expense over the vesting period, and a corresponding increase in contributed surplus. When stock options are exercised, the corresponding fair value is transferred to capital stock.

LEVON RESOURCES LTD.

(An Exploration Stage Company)

Notes to Financial Statements

Years Ended March 31, 2007 and 2006

(Canadian Dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

(h)	Asset retirement obligation

Section 3110 of the CICA Handbook requires companies to recognize an estimate of the liability associated with an asset retirement obligation (“ARO”) in the financial statements at the time the liability is incurred. The estimated fair value of the ARO is recorded as a long-term liability, with a corresponding increase in the carrying amount of the related asset. The capitalized amount is depleted on a unit-of-production basis over the life of the proved reserves. The liability amount is increased each reporting period due to the passage of time and the amount of accretion is charged to earnings in the period. The ARO can also increase or decrease due to changes in the estimates of timing of cash flows or changes in the original estimated undiscounted cost. Actual costs incurred upon settlement of the ARO are charged against the ARO to the extent of the liability recorded. Amounts are recorded once they become known or can be readily estimated.

(i)	Flow-through shares

The resource expenditure deductions for income tax purposes related to exploratory and development activities funded by flow-through share arrangements are renounced to investors in accordance with Canadian income tax legislation. The estimated tax benefits transferred to shareholders are recorded as a future income tax liability and a reduction to capital stock at the time of renunciation.

3.	FINANCIAL INSTRUMENTS

(a)	Fair value

The carrying values of cash, accounts receivable and prepaid expenses, security deposits, accounts payable and accrued liabilities, and amounts due to or from related parties approximate their fair values because of the short-term maturity of these financial instruments.

The fair values of investments as determined by approximate quoted market values are disclosed in note 5.

(b)	Interest rate risk

The Company is not exposed to significant interest rate risk due to the short-term maturity of its monetary current assets and current liabilities.

(c)	Credit risk

The Company's financial assets that are exposed to credit risk consist primarily of cash, security deposits and accounts receivable. Cash and security deposits are placed with well capitalized, high quality financial institutions.

LEVON RESOURCES LTD.

(An Exploration Stage Company)

Notes to Financial Statements

Years Ended March 31, 2007 and 2006

(Canadian Dollars)

4.	PRIOR PERIOD ADJUSTMENT

During the year ended March 31, 2007, the Company discovered that there were general and administrative expenses totalling $29,559 that were not recorded in prior periods. The financial statements have been retroactively adjusted to reflect this error.

5.	INVESTMENTS

	2007		2006
	Number		Number
	of shares	Amount	of shares	Amount

Mill Bay Ventures Inc.
(market $27,918, 2006 - $48,857)	348,978	$ 27,918	348,978	$ 37,897

Avino Silver & Gold Mines Ltd.
(market $9,408, 2006 - $16,800)	4,200	1,554	4,200	1,554

Omega Equities Corp.
at nominal value	57,000	1	57,000	1
	410,178	$ 29,473	410,178	$ 39,452

Avino Silver & Gold Mines Ltd. and Mill Bay Ventures Inc. (“Mill Bay”) have common directors with the Company.

As at March 31, 2007, the market value of the Mill Bay securities was less than the book value therefore a write-down of $9,979 was recorded.

6.	SECURITY DEPOSITS

The security deposits are held by the Company's banks as a condition of various reclamation permits. It is management’s opinion that ARO cannot be determined at this time and therefore no liabilities have been recorded (note 8).

7.	INVESTMENT IN AND EXPENDITURES ON RESOURCE PROPERTIES

		Gold		Ruf and
	Congress	Bridge	Eagle	Norma Sass	Wayside	Total
	(note 7(a))	(note 7(b))	(note 7(c))	(note 7(d))	(note 7(e))

Balance, March 31, 2005	$ 87,903	$ 209,516	$ 1	$ 2	$ 1	$ 297,423
Deferred exploration costs
Administration	(2,700)	-	-	-	-	(2,700)
Assays	4,975	233	-	-	2,876	8,084
Assessment and filing fees	1,525	577	-	-	-	2,102
Consulting	10,733	491	-	-	-	11,224
Drafting and mapping	4,936	-	-	-	-	4,936
Drilling	114,853	1,739	-	-	-	116,592
Equipment rental	24,701	10,142	-	-	-	34,843
Fuel	1,325	-	-	-	-	1,325
Geological and management services	20,022	2,822	-	-	2,257	25,101
Meals and accommodation	550	-	-	-	-	550
Metallurgical testing	4,879	-	-	-	-	4,879
Mobilization and demobilization	4,087	-	-	-	-	4,087
Permits	1,085	-	-	-	-	1,085
Trenching	22,709	6,105	-	-	3,855	32,669
Wages and benefits	4,290	2,461	-	-	100	6,851

Balance, March 31, 2006	$ 305,873	$ 234,086	$ 1	$ 2	$ 9,089	$ 549,051

LEVON RESOURCES LTD.

(An Exploration Stage Company)

Notes to Financial Statements

Years Ended March 31, 2007 and 2006

(Canadian Dollars)

7.     INVESTMENT IN AND EXPENDITURES ON RESOURCE PROPERTIES (Continued)

		Gold		Ruf and
	Congress	Bridge	Eagle	Norma Sass	Wayside	Total
	(note 7(a))	(note 7(b))	(note 7(c))	(note 7(d))	(note 7(e))

Balance, March 31, 2006	$ 305,873	$ 234,086	$ 1	$ 2	$ 9,089	$ 549,051
Deferred exploration costs
Assays	5,118	5,582	-	-	-	10,700
Assessment, permits and filing fees	2,981	488	-	-	-	3,469
Consulting	18,469	5,894	-	-	-	24,363
Drafting and mapping	6,892	-	-	-	-	6,892
Drilling	356,481	-	-	-	-	356,481
Equipment rental	2,090	-	-	-	-	2,090
Fuel	6,543	-	-	-	-	6,543
Geological and management services	39,928	2,769	-	-	-	42,697
Metallurgical testing	3,168	-	-	-	-	3,168
Prospecting	6,733	-	-	-	-	6,733

Balance, March 31, 2007	$ 754,276	$ 248,819	$ 1	$ 2	$ 9,089	$ 1,012,187

LEVON RESOURCES LTD.

(An Exploration Stage Company)

Notes to Financial Statements

Years Ended March 31, 2007 and 2006

(Canadian Dollars)

7.	INVESTMENT IN AND EXPENDITURES ON RESOURCE PROPERTIES (Continued)

(a)	Congress claims

The Company owns a 50% leasehold interest in 45 claims in the Lillooet Mining Division, British Columbia. The mineral claims were purchased from a company with common directors.

The Congress claims are subject to a Joint Venture Agreement dated February 25, 1983 between the Company and Veronex Resources Ltd. (“Veronex”). Veronex has earned a 50% net interest in the claims, net of a 5% net smelter royalty held by the Company, by expending $1,000,000 in a prior year. All subsequent expenditures are to be contributed equally by the Company and Veronex.

(b)	Gold Bridge claims (BRX Project)

The Company owns a 50% interest in 74 mineral claims in the Gold Bridge area, Lillooet Mining Division, British Columbia. In 2002, the Company wrote-down the expenditures related to the claims resulting in a charge of $118,179 to operations. The claims remain in good standing until December 2008.

On December 17, 2002, the Company entered into an option agreement whereby Mill Bay, a company related by common directors, could acquire an undivided 50% interest in the Gold Bridge claims as follows:

(i)	Incur $100,000 of expenditures on the property, and issue 100,000 common shares of Mill Bay to the Company on or before December 17, 2003 (done);

(ii)	Incur an additional $100,000 of expenditures on the property, and issue another 100,000 common shares of Mill Bay to the Company on or before December 17, 2004 (done); and

(iii)	Incur an additional $100,000 of expenditures on the property, and issue another 100,000 common shares of Mill Bay to the Company on or before December 17, 2005 (done).

On September 1, 2003, the option agreement was amended such that the $100,000 in expenditures and the 100,000 common shares due on or before December 17, 2003 was deferred until December 17, 2004. The Company received the shares during fiscal 2006 and Mill Bay incurred the required exploration on the property to earn the 50% interest in the property.

During fiscal 2006, exploration activities recommenced.

LEVON RESOURCES LTD.

(An Exploration Stage Company)

Notes to Financial Statements

Years Ended March 31, 2007 and 2006

(Canadian Dollars)

7.    INVESTMENT IN AND EXPENDITURES ON RESOURCE PROPERTIES (Continued)

(c)	Eagle claims

The Company holds a 50% interest in 26 lode-mining claims located in Lander County, Nevada. The claims are subject to a 3% net smelter return royalty. The Company has no current plan to further explore or incur additional expenditures on this property beyond the minimum requirement to maintain the claims in good standing.

(d)	Ruf and Norma Sass properties

In 2003, the Company acquired from Coral Resource Inc. (“Coral”) an undivided one-third interest in 54 mineral claims known as the Ruf and Norma Sass properties located in Lander County, Nevada (the “Property”) in consideration of cash payments to Coral of $350,292 (paid) and 300,000 common shares (issued) of the Company. The property is subject to a 3% net smelter royalty with Coral to a maximum of $1,250,000.

During fiscal 2005, Coral and the Company (collectively, the “Companies”) entered into an Agreement with Agnico-Eagle Mines Ltd. (“AGE”) wherein the Companies granted AGE an option to purchase 100% interest in the property subject to a 2.5% royalty to the Companies in consideration of the following minimum advance royalty payments (in US dollars) and minimum work commitments:

Execution of the Agreement (October 12, 2004)	$25,000	13,000 feet of drilling
First anniversary	$30,000	15,000 feet of drilling
Second anniversary	$50,000	17,000 feet of drilling
Third anniversary	$75,000
Fourth anniversary	$75,000
Fifth anniversary	$150,000

Under the terms of the Agreement, 13,000 feet of exploration drilling was completed. The initial and first anniversary advance royalty payments have been received. During fiscal 2007 and prior to the second anniversary of the agreement, AGE decided not to commit to a further 15,000 feet of drilling or pay the $50,000 royalty payment, thereby terminating the agreement.

(e)	Wayside claims

The Company owns 24 mineral claims in the Lillooet Mining Division, British Columbia. In 2002, the Company wrote-down the expenditures related to the claims resulting in a charge to operations of $42,119. During fiscal 2006, with equity funding available, the Company recommenced exploration on the property.

LEVON RESOURCES LTD.

(An Exploration Stage Company)

Notes to Financial Statements

Years Ended March 31, 2007 and 2006

(Canadian Dollars)

7.    INVESTMENT IN AND EXPENDITURES ON RESOURCE PROPERTIES (Continued)

The investment in and expenditures on resource properties comprise a significant portion of the Company’s assets. Realization of the Company’s investment in these assets is dependent upon the establishment of legal ownership, the attainment of successful production from the properties or from the proceeds of their disposal.

Resource exploration and development is highly speculative and involves inherent risks. While the rewards if an ore body is discovered can be substantial, few properties that are explored are ultimately developed into producing mines. There can be no assurance that current exploration programs will result in the discovery of economically viable quantities of ore.

Environmental legislation is becoming increasingly stringent and costs and expenses of regulatory compliance are increasing. The impact of new and future environmental legislation on the Company’s operations may cause additional expenses and restrictions. If the restrictions adversely affect the scope of exploration and development on the mineral properties, the potential for production on the property may be diminished or negated.

Although the Company has taken steps to verify title to mineral properties in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company’s title. Property title may be subject to unregistered prior agreements or transfers and title may be affected by an undetected defect.

8.	ASSET RETIREMENT OBLIGATION

The Company is subject to various regulatory and statutory requirements relating to the protection of the environment. At March 31, 2007, the Company estimates that costs relating to future site restoration and abandonment based on work done to that date will be immaterial. The Company has currently made no provision for site restoration costs or potential environmental liabilities as all properties are still in the exploration stage. Factors such as further exploration, inflation and changes in technology may materially change the cost estimate.

The operations of the Company are complex, and regulations and legislation affecting the Company are continually changing. Although the ultimate impact of these matters on operating results cannot be determined at this time, it could be material for any one-quarter or year.

9.	OFFICE EQUIPMENT

	2007			2006
		Accumulated			Accumulated
	Cost	Amortization	Net	Cost	Amortization	Net

Furniture and equipment	$ 31,337	$ 27,035	$ 4,302	$ 29,168	$ 26,230	$ 2,938

LEVON RESOURCES LTD.

(An Exploration Stage Company)

Notes to Financial Statements

Years Ended March 31, 2007 and 2006

(Canadian Dollars)

10.	CAPITAL STOCK
(a)	Authorized: 100,000,000 common shares without par value

(b)	Issued

	Shares	Amount

Balance, March 31, 2005	25,760,058	$ 20,730,324
Share issuances
For debt at $0.10	1,526,853	152,686

Balance, March 31, 2006	27,286,911	20,883,010
Share issuance
For cash at $0.10 (note 10 (c)(i))	9,550,000	955,000
For cash at $0.10 (note 10 (c)(ii))	3,000,000	300,000
For cash at $0.35 (note 10 (c)(iii))	487,572	170,650
Exercise of warrants	420,000	50,400
Exercise of options	40,000	4,000
Transferred from contributed surplus on exercise of stock options	-	3,600
Share issues costs	-	(21,800)
Income tax recovery on flow-through shares	-	(183,907)

Balance, March 31, 2007	40,784,483	$ 22,160,953

(c)	During 2007, the following private placements occurred:

(i)

The Company issued 9,550,000 units at a price of $0.10 per unit. Each unit consists of one common share and one share purchase warrant entitling the holder to purchase an additional common share at a price of $0.12 per share until April 12, 2007 and at $0.15 per share until April 12, 2008. The Company paid finders’ fees of $21,800 in connection with this financing.

(ii)

The Company issued 3,000,000 units at a price of $0.10 per unit. Each unit consists of one flow-through common share and one share purchase warrant entitling the holder to purchase an additional common share at a price of $0.12 per share until November 17, 2007 and at $0.15 per share until November 17, 2008. The renunciation of expenditures related to flow-through shares resulted in an income tax recovery of $183,907 charged to capital stock and a reduction of the tax loss carry-forward benefit, which is reduced to nil by a valuation allowance. The Company paid no finders’ fees in connection with this financing.

(iii)

The Company issued 487,572 units at a price of $0.35 per unit. Each unit consists of one common share and one share purchase warrant entitling the holder to purchase an additional common share at a price of $0.40 per share until March 30, 2008. The Company paid no finders’ fees in connection with this financing.

LEVON RESOURCES LTD.

(An Exploration Stage Company)

Notes to Financial Statements

Years Ended March 31, 2007 and 2006

(Canadian Dollars)

10.  CAPITAL STOCK (Continued)

(d)	Shares for debt

During the year ended March 31, 2006, the Company entered into shares for debt agreements with two related parties. The Agreements provided for the issuance of 1,526,851 common shares (issued) at a deemed value of $0.10 per share in settlement of $152,685 of debts.

(e)	Stock options

The Company established a stock option plan in 2004, under which it may grant stock options totaling in aggregate up to 10% of the Company’s total number of shares issued and outstanding on a non-diluted basis. The stock option plan provides for the granting of stock options to regular employees and persons providing investor-relation or consulting services up to a limit of 5% and 2%, respectively, of the Company’s total number of issued and outstanding shares per year. The stock options are fully vestable on the date of grant, except those issued to persons providing investor-relation services, which vest over a period of one year. The option price must be greater or equal to the discounted market price on the grant date and the option expiry date cannot exceed five years after the grant date.

Details of the status of the Company's stock options as at March 31, 2007 and 2006 and changes during the years then ended are as follows:

	2007		2006
		Weighted		Weighted
		Average		Average
	Number	Exercise	Number	Exercise
	of Shares	Price	of Shares	Price

Options, beginning of year	2,305,000	$ 0.10	-	-
Granted	1,525,000	$ 0.19	2,305,000	$ 0.10
Exercised	(40,000)	$ 0.10	-	-
Cancelled	(355,000)	$ 0.12	-	-

Options outstanding and exercisable,
end of year	3,435,000	$ 0.14	2,305,000	$ 0.10

The Company applies the fair value method using the Black-Scholes option pricing model in accounting for options. During the year ended March 31, 2007, 1,525,000 (2006 - 2,305,000) options were granted, which resulted in a charge to operations totaling $96,000 (2006 - $191,315).

LEVON RESOURCES LTD.

(An Exploration Stage Company)

Notes to Financial Statements

Years Ended March 31, 2007 and 2006

(Canadian Dollars)

10.	CAPITAL STOCK (Continued)

(e)	Stock options (Continued)

The fair value of each option granted is calculated using the following weighted average assumptions:

	2007	2006

Expected life (years)	3	3
Interest rate	3.65%	3.00%
Volatility	72.34%	119.00%
Dividend yield	0.00%	0.00%

As at March 31, 2007 and 2006, the following share purchase options were outstanding:

	Exercise	Number of Options
Expiry Date	Price	2007	2006

April 5, 2010	$0.10	1,985,000	2,305,000
April 25, 2011	$0.21	925,000	-
October 2, 2011	$0.10	275,000	-
January 26, 2012	$0.18	250,000	-

		3,435,000	2,305,000

(f)	Share purchase warrants

A summary of the status of share purchase warrants as of March 31, 2007 and 2006 and changes during the years ended on those dates is presented below:

	2007		2006
		Weighted		Weighted
		Average		Average
	Number	Exercise	Number	Exercise
	of Shares	Price	of Shares	Price

Warrants outstanding and exercisable, beginning of year	5,200,000	$0.42	5,200,000	$0.15
Issued	13,037,572	$0.13	-	-
Exercised	(420,000)	$0.12	-	-
Expired	(5,200,000)	$0.15	-	-

Warrants outstanding and exercisable, end of year	12,617,572	$0.13	5,200,000	$0.42

LEVON RESOURCES LTD.

(An Exploration Stage Company)

Notes to Financial Statements

Years Ended March 31, 2007 and 2006

(Canadian Dollars)

10.  CAPITAL STOCK (Continued)

(f)	Share purchase warrants (Continued)

As at March 31, 2007 and 2006, the following share purchase warrants were outstanding:

	Exercise	Number of Warrants
Expiry Date	Price	2007	2006

December 31, 2006	$0.15	-	5,200,000
April 12, 2007/2008	$0.12/$0.15	9,130,000	-
November 17, 2007/2008	$0.12/$0.15	3,000,000	-
March 30, 2008	$0.40	487,572	-

		12,617,572	5,200,000

(g)	Contributed surplus

Contributed surplus increased in connection with the recognition of compensation cost relating to stock options. Contributed surplus is decreased when those stock options are exercised:

	2007	2006

Contributed surplus, beginning of year	$ 191,315	$ -
Value of stock options granted during the year	96,000	191,315
Value of stock options issued for services	35,300	-
Value of stock options exercised	(3,600)	-

Contributed surplus, end of year	$ 319,015	$ 191,315

LEVON RESOURCES LTD.

(An Exploration Stage Company)

Notes to Financial Statements

Years Ended March 31, 2007 and 2006

(Canadian Dollars)

11.	RELATED PARTY TRANSACTIONS

During the fiscal year ended March 31, 2007:

(a)	$26,000 (2006 - $26,300) was paid for accounting and corporate services to a private company owned by a former director and former secretary of the Company;

(b)

$104,697 (2006 - $59,540) was charged for office, occupancy and miscellaneous costs and salaries, and administrative services paid on behalf of the Company by Oniva International Services Corp. (“Oniva”), a private company owned by the Company and five other reporting issuers having common directors;

(c)	$348,403 (2006 - $114,854) was charged to the Company for drilling services from ABC Drilling Services Inc. (“ABC Drilling”), a private drilling company with common management;

(d)	$29,706 (2006 - $6,524) was charged to the Company for exploration services from Bralorne Gold Mines Ltd., a public company with common directors and management;

(e)	$13,930 (2006 - $30,000) was paid for consulting services to a private company controlled by a director of a related company;

(f)	$12,500 (2006 - $Nil) was paid for management fees to a private company controlled by a director and officer of the Company; and

(g)	$15,000 (2006 - $30,000) was paid for management fees to a private company controlled by a director and officer of the Company.

These charges were measured at the exchange amount, which is the amount agreed upon by the transacting parties. With the exception of the disclosure above, there are no stated terms of interest or repayment on balances owing by related parties to the Company.

The Company takes part in a cost-sharing arrangement to reimburse Oniva for a variable percentage of its overhead expenses, to reimburse 100% of its out-of-pocket expenses incurred on behalf of the Company, and to pay a percentage fee based on the total overhead and corporate expenses. The agreement may be terminated with one-month’s notice by either party.

The amount due from a related party consists of $12,391 (2006 - $94,153) owing from ABC Drilling, which is the balance of an advance towards drilling services to be provided. Amounts due are without stated terms of interest or repayment.

Amounts due to related parties include $32,256 (2006 - $115,719) owed to Oniva, $68,069 (2006 - $61,317) owed to two public companies related by way of common directors, and $3,639 (2006 - $61,250) owed to three private companies controlled by directors of the Company. Amounts due are without stated terms of interest or repayment.

LEVON RESOURCES LTD.

(An Exploration Stage Company)

Notes to Financial Statements

Years Ended March 31, 2007 and 2006

(Canadian Dollars)

12.	INCOME TAXES

The components of income taxes are as follows:

	2007	2006

Future income taxes
Non-capital loss carry-forwards for Canadian income tax purposes	$ 7,991,000	$ 8,060,000
Excess of undepreciated capital cost over net book value of fixed assets	478,000	354,000
Exploration expenditures for Canadian purposes
Unused earned depletion base	675,000	675,000
Unused cumulative Canadian exploration expenses	2,901,000	2,976,000
Unused cumulative Canadian development expenses	2,127,000	2,127,000
Unused cumulative foreign exploration and development expenses	707,000	707,000

	14,879,000	14,899,000
Approximate Canadian tax rate	34.12%	34.12%

	5,076,715	5,083,539
Valuation allowance	(5,076,715)	(5,083,539)

	$ -	$ -

The valuation allowance reflects the Company's estimate that the tax assets, more likely than not, will not be realized.

LEVON RESOURCES LTD.

(An Exploration Stage Company)

Notes to Financial Statements

Years Ended March 31, 2007 and 2006

(Canadian Dollars)

12.  INCOME TAXES (Continued)

The non-capital losses that may be carried forward to apply against future years' income for Canadian income tax purposes will expire as follows:

Available to	Amount

2008	$ 122,000
2009	129,000
2010	111,000
2011	118,000
2015	174,000
2016	6,926,000
2027	257,000
2028	154,000

$ 7,991,000

The reconciliation of income tax provision computed at statutory rates to the reported income tax provision is as follows:

	2007	2006

	34.12%	34.12%

Income tax benefit computed at Canadian statutory rates	$ (80,803)	$ (136,628)
Permanent differences	32,983	64,458
Temporary differences not recognized in year	(3,394)	(5,824)
Unrecognized tax losses	(132,693)	77,994

Income tax provision (recovery)	$ (183,907)	$ -

Cash, exploration funds

Flow-through shares are issued by a company that incurs certain resource expenditures and renounces them for tax purposes allowing the expenditures to flow-through to the subscriber who purchased the shares. Subscribers may in turn claim expenditures as a deduction on their personal or corporate tax returns.

The total amount of funds raised through the issuance of flow-through shares must be spent on qualified mineral exploration and are restricted to Canadian Exploration Expenditures (“CEE”) under Canadian income tax legislation.

During fiscal 2007, the Company raised $297,000 from the issue of flow-through shares and has renounced this amount to the purchasers. As at March 31, 2007, the amount of flow-through proceeds remaining to be expended by the Company on CEE is approximately $96,132.

LEVON RESOURCES LTD.

(An Exploration Stage Company)

Notes to Financial Statements

Years Ended March 31, 2007 and 2006

(Canadian Dollars)

13.	SEGMENTED INFORMATION

The Company’s operations are limited to one industry segment, being the acquisition, exploration and development of mineral properties. Specific information pertaining to the Company’s mineral properties is disclosed in note 7.

14.	COMMITMENT

On November 9, 2006, the Company entered into a corporate communications services agreement with Investor Relations Group Inc., a European communications firm, to provide investor communication services in Europe. The Company has agreed to pay $2,000 per month plus expenses for an initial term of 12 months, which may be extended for a further period.

LEVON RESOURCES LTD.

(An Exploration Stage Company)

Notes to Financial Statements

Years Ended March 31, 2007 and 2006

(Canadian Dollars)

15.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CANADIAN GAAP AND US GAAP)

(a)	Recent US accounting pronouncements

(i)

In September 2006, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans - an amendment of FASB Statements No. 87, 88, 106, and 132(R)”. This statement requires employers to recognize the overfunded or underfunded status of a defined benefit postretirement plan (other than a multiemployer plan) as an asset or liability in its balance sheet and to recognize changes in that funded status in the year in which the changes occur through comprehensive income of a business entity or changes in unrestricted net assets of a not-for-profit organization. This statement also requires an employer to measure the funded status of a plan as of the date of its year-end balance sheet, with limited exceptions. The provisions of SFAS No. 158 are effective for employers with publicly traded equity securities as of the end of the fiscal year ending after December 15, 2006. The adoption of this statement is not expected to have a material effect on the Company's future reported financial position or results of operations.

(ii)

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements”. The objective of SFAS No. 157 is to increase consistency and comparability in fair value measurements and to expand disclosures about fair value measurements. SFAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS No. 157 applies under other accounting pronouncements that require or permit fair value measurements and does not require any new fair value measurements. The provisions of SFAS No. 157 are effective for fair value measurements made in fiscal years beginning after November 15, 2007. The adoption of this statement is not expected to have a material effect on the Company's future reported financial position or results of operations.

(iii)

In June 2006, the FASB issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109” (“FIN 48”). FIN 48 clarifies the accounting for uncertainty in income taxes by prescribing a two-step method of first evaluating whether a tax position has met a more likely than not recognition threshold and second, measuring that tax position to determine the amount of benefit to be recognized in the financial statements. FIN 48 provides guidance on the presentation of such positions within a classified balance sheet as well as on derecognition, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. The adoption of this statement is not expected to have a material effect on the Company's future reported financial position or results of operations.

LEVON RESOURCES LTD.

(An Exploration Stage Company)

Notes to Financial Statements

Years Ended March 31, 2007 and 2006

(Canadian Dollars)

15.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CANADIAN GAAP AND US GAAP) (Continued)

(a)	Recent US accounting pronouncements (Continued)

(iv)

In March 2006, the FASB issued SFAS No. 156, "Accounting for Servicing of Financial Assets, an amendment of FASB Statement No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities". This statement requires all separately recognized servicing assets and servicing liabilities be initially measured at fair value, if practicable, and permits for subsequent measurement using either fair value measurement with changes in fair value reflected in earnings or the amortization and impairment requirements of Statement No. 140. The subsequent measurement of separately recognized servicing assets and servicing liabilities at fair value eliminates the necessity for entities that manage the risks inherent in servicing assets and servicing liabilities with derivatives to qualify for hedge accounting treatment and eliminates the characterization of declines in fair value as impairments or direct write-downs. SFAS No. 156 is effective for an entity's first fiscal year beginning after September 15, 2006. The adoption of this statement is not expected to have a material effect on the Company's future reported financial position or results of operations.

(v)

In February 2006, the FASB issued SFAS No. 155, "Accounting for Certain Hybrid Financial Instruments-an amendment of FASB Statements No. 133 and 140", to simplify and make more consistent the accounting for certain financial instruments. SFAS No. 155 amends SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", to permit fair value re-measurement for any hybrid financial instrument with an embedded derivative that otherwise would require bifurcation, provided that the whole instrument is accounted for on a fair value basis. SFAS No. 155 amends SFAS No. 140, "Accounting for the Impairment or Disposal of Long-Lived Assets", to allow a qualifying special-purpose entity to hold a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. SFAS No. 155 applies to all financial instruments acquired or issued after the beginning of an entity's first fiscal year that begins after September 15, 2006, with earlier application allowed. The adoption of this statement is not expected to have a material effect on the Company's future reported financial position or results of operations.

LEVON RESOURCES LTD.

(An Exploration Stage Company)

Notes to Financial Statements

Years Ended March 31, 2007 and 2006

(Canadian Dollars)

15.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CANADIAN GAAP AND US GAAP) (Continued)

(b)	Resource properties

The acquisition in prior years of certain mining claims located in the Lillooet Mining Division, British Columbia, acquired from a director and the acquisition of the Congress 5% net smelter return from companies with common directors are accounted for at cost, being the market value of the shares issued as consideration. Under US GAAP, these acquisitions would have been recorded at the directors’ and related companies’ original cost. If these financial statements were prepared in accordance with US GAAP, capital stock would be reduced by $1,696,550.

Under Canadian GAAP, exploration and development expenditures are capitalized (note 2(b)). Under US GAAP all exploration and development expenditures are charged to expenses when incurred.

Under Canadian tax legislation, the Company can renounce resource expenditures and flow-though expenditures to the shareholders. Under Canadian GAAP, the tax effect on renounced reserve expenditures on flow-through share issuances are treated as share issue costs whereas for US GAAP, this treatment is not allowed.

(c)	Marketable securities

Under Canadian GAAP, marketable securities are stated at the lower of their written down value and market value. . For US GAAP purposes, the Company elected to treat its marketable securities as available for sale securities, unrealized gains and losses are included as part of the comprehensive income, realized gains and losses are recognized in earnings in the period they occur.

LEVON RESOURCES LTD.

(An Exploration Stage Company)

Notes to Financial Statements

Years Ended March 31, 2007 and 2006

(Canadian Dollars)

15.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CANADIAN GAAP AND US GAAP) (Continued)

(d)	Reconciliation of total assets, liabilities and shareholders' equity at March 31:

	2007	2006

Total assets for Canadian GAAP	$ 1,747,631	$ 1,526,119
Adjustments to US GAAP
Marketable securities	7,853	26,206
Capitalized mineral expenditures	(1,012,187)	(549,051)
Total assets for US GAAP	$ 743,297	$ 1,003,274

Total liabilities for Canadian GAAP	$ 163,429	$ 315,488
Adjustments to US GAAP	-	-
Total liabilities for US GAAP	$ 163,429	$ 315,488

Total capital stock for Canadian GAAP (note 10(b))	$ 22,160,953	$ 20,883,010
Adjustments to US GAAP
Contributed surplus	319,015	191,315
Congress adjustment (note 15(b))	(1,696,550)	(1,696,550)
Flow-through shares	183,907	-
Total capital stock for US GAAP	$ 20,967,325	$ 19,377,775

Total deficit for Canadian GAAP	$(20,895,766)	$(20,658,947)
Adjustments to US GAAP
Exploration adjustments	(1,012,187)	(549,051)
Congress adjustment (note 15(b))	1,696,550	1,696,550
Flow-through shares	(183,907)	-
Total deficit for US GAAP	$(20,395,310)	$ (19,511,448)

Subscriptions receivable for Canadian and US GAAP	$ -	$ (10,000)

Share subscriptions for Canadian and US GAAP	$ -	$ 805,253

Other comprehensive income per Canadian GAAP	$ -	$ -
Adjustments to US GAAP
Marketable securities adjustments	7,853	26,206
Other comprehensive income per US GAAP	$ 7,853	$ 26,206

Total liabilities, capital stock and shareholders’ deficit for US GAAP	$ 743,297	$ 1,003,274

LEVON RESOURCES LTD.

(An Exploration Stage Company)

Notes to Financial Statements

Years Ended March 31, 2007 and 2006

(Canadian Dollars)

15.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CANADIAN GAAP AND US GAAP) (Continued)

(e)	Reconciliation of loss reported in accordance with Canadian GAAP and US GAAP for the years ended March 31:

	2007	2006

Net loss per Canadian GAAP	$ (236,819)	$ (429,992)
Adjustments decreasing (increasing) net loss
Flow-through shares	(183,907)	-
Exploration and development expenditures for year	(463,136)	(202,308)

Net loss per US GAAP	$ (883,862)	$ (632,300)

Net loss per common share Canadian GAAP - Basic	$(0.01)	$(0.02)

Net loss per common share for US GAAP	$(0.02)	$(0.02)

Weighted average number of common shares outstanding (Canadian and US GAAP)	37,710,637	25,965,033

(f)	Comprehensive loss for the years ended March 31:

	2007	2006

Net loss per US GAAP	$ (883,862)	$ (632,300)
Differences in fair value of marketable securities	(28,331)	22,273

Comprehensive loss per US GAAP	$ (912,193)	$ (610,027)

LEVON RESOURCES LTD.

(An Exploration Stage Company)

Notes to Financial Statements

Years Ended March 31, 2007 and 2006

(Canadian Dollars)

15.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CANADIAN GAAP AND US GAAP) (Continued)

(g)	Statement of cash flows for the years ended March 31:

	2007	2006

Net cash used in operating activities of continuing operations in accordance with Canadian GAAP	$ (315,411)	$ (71,865)

Adjustments to net loss involving use of cash
Write-off expenditures on mineral interests	(463,136)	(255,284)

Net cash used in operating activities of continuing operations in accordance with US GAAP	(778,547)	(327,149)

Net cash used in investing activities of continuing operations in accordance with Canadian GAAP	(453,510)	(250,600)

Reclassification of expenditures on mineral property interests	463,136	255,284

Net cash provided by investing activities of continuing operations in accordance with US GAAP	9,626	4,684

Net cash flows provided by financing activities of continuing operations in accordance with Canadian and US GAAP	662,997	805,253

Net increase (decrease) in cash in accordance with Canadian and US GAAP	(105,924)	482,788

Cash, beginning of year in accordance with Canadian and US GAAP	734,523	251,735

Cash, end of year in accordance with Canadian and US GAAP	$ 628,599	$ 734,523

16.	SUBSEQUENT EVENTS

(a)	Subsequent to March 31, 2007, there have been 2,485,000 warrants exercised for proceeds of $298,500 and 195,000 stock options exercised for proceeds of $19,500.

(b)	On June 14, 2007, 200,000 stock options were granted to employees and consultants of the Company at a price of $0.35 per share expiring June 14, 2012.